  EXHIBIT 99.2

INTELLIPHARMACEUTICS INTERNATIONAL INC.

Report of Voting Results

This report is being filed pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations and discloses the voting results for each matter voted upon at the annual meeting of shareholders of Intellipharmaceutics International Inc. (the “Corporation”) held on May 29, 2019 (the “Meeting”). The total number of shares represented in person or by proxy at the Meeting was 77 or 56.43% of the total issued and outstanding shares of the Corporation.

	Description of Matter	Outcome of Vote
1.
Resolution to elect six directors, being Dr. Isa Odidi, Dr. Amina Odidi, Bahadur Madhani, Kenneth Keirstead, Norman Betts and Shawn Graham, as proposed in the management information circular for the Meeting.

The six nominees were elected as directors of the Corporation to serve until the next annual meeting of shareholders or until their successors are elected or appointed. This vote was conducted by a show of hands. The scrutineer’s report on voting results is attached as Schedule “A” hereto.

2.	Resolution to reappoint auditor and to authorize the directors to fix the remuneration thereof, as proposed in the management information circular for the Meeting.
MNP LLP was reappointed auditor of the Corporation until the next annual meeting of shareholders and the directors were authorized to fix the remuneration to be paid to the auditor. This vote was conducted by a show of hands. The scrutineer’s report on voting results is attached as Schedule “A” hereto.

DATED as of the 29th day of May, 2019.

INTELLIPHARMACEUTICS INTERNATIONAL INC.

(signed) Greg Powell
___________________________
Greg Powell
Chief Financial Officer

SCHEDULE “A”

INTELLIPHARMACEUTICS INTERNATIONAL INC.
ANNUAL MEETING OF SHAREHOLDERS
MAY 29, 2019

VOTING RESULTS

Resolution #1:

On a show of hands, the Chairman declared that the shareholders ratified the Election of directors for all nominees listed below:

	For	Withheld
Dr. Isa Odidi	1,820,101	882,154
Dr. Amina Odidi	1,826,984	875,271
Bahadur Madhani	1,857,335	844,920
Kenneth Keirstead	1,864,934	837,321
Norman Betts	1,861,202	841,053
Shawn Graham	1,866,611	835,644

Resolution #2:

On a show of hands, the Chairman declared that the shareholders ratified the reappointment of MNP LLP, Chartered Professional Accountants, as the auditor of the Company and to authorize the directors to fix the auditor’s remuneration

Proxies Tabulated:
For:              11,472,896
Withheld:          980,528
Total:           12,453,424

DATED this 29th day of May, 2019.

AST TRUST COMPANY (CANADA)
(signed) Helen Kim	(signed) Rebecca Prentice
Helen Kim	Rebecca Prentice